Filed by Dragoneer Growth Opportunities Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp.

(Commission File No. 333-254845)

The following is an excerpt from a transcript of CCC Intelligent Solutions Inc.’s investor presentation, a recording of which was made available on June 11, 2021:

Marc Fredman:	Hello. I’m Marc Fredman, Chief Strategy Officer with CCC. There’s been a lot of investor interest in our product roadmap and the different opportunities that we have to drive growth across our network. So we thought it would be helpful to provide some additional color on how CCC is digitizing the P&C insurance economy through the CCC cloud. I will start off by sharing a little bit about our business and products, and then I will hand it over to Barrett Callaghan, our EVP of Markets and Customer Success, who will also walk through some additional innovation that we recently introduced which we are really excited about in terms of the value they can deliver for our customers and other participants that we work with throughout the insurance economy.

[…]

Barrett Callaghan:	Thanks, Marc. I’m Barrett Callaghan and I lead our Markets and Customer Success. We have the pleasure of working with great customers across the P&C insurance economy. And what we’re most proud of is the fantastic NPS score we achieve across all the markets that we serve. One of the ways we serve is by continuously pushing the envelope on innovation year after year with our customers. Today, I’m going to bring a few of those innovations to light for you.

As you’ve heard from my colleagues, we are on a journey to digitize the P&C insurance economy. So what you’ll see are innovations that digitize the end-to-end customer experience, our customers’ internal workflows, and how we digitize connections across the [00:12:41] ecosystem.

We will start with the insurance pillar — a core pillar of our business. But back to the NPS just for a moment. Why does such a strong NPS matter? Our customers come to us with opportunities and challenge that they face in their businesses every day, and they trust us as their partner to help them in their digital transformation. Let’s put that scale of opportunity into perspective. Every year in the United States, over one billion days elapse from when auto claims are opened to those same claims being closed. That is what our customers are trying to address, and with the number of customers that we already have on the CCC cloud and the depth of our integration into their workflows, we are well positioned to help them out on that journey. So let’s dive in.

First, we will cover mobile NAI. Our goal is to provide the digital engagement layer for our insurance customers to help them make a step function change in their customer experience. One of the most visible parts of that, the thing that you’ve probably seen on Superbowl ads, is submitting a claim via photos from your mobile phone. And yeah, while that was cool initially, the reason over 90 insurers selected CCC is because we can enable an end-to-end digital experience: submitting a claim, triaging that claim, booking a repair appointment, filing total loss paperwork, using text or video chat, and a lot more.

Through the CCC cloud, customers can expand the functionality that they use with us very quickly. Speed is a major differentiator in the marketplace. These are just some of the examples of the things that we can able through our platform. They are delivered as services, and insurance can imbed them in their own apps. And because of how modular this is, there’s really no limit to how far we can go with these capabilities.

As mentioned earlier by my colleagues, COVID has really been an accelerator for insurers’ willingness to go digital, and frankly, we only see that expanding. A big part of that adoption is AI. As Marc mentioned, we have been an AI pioneer for many years, and we have hundreds of models in production across many of the largest insurers in America with products that span the claims handling process.

We recently announced a major milestone of more than five million production claims that were handled with a CCC deep learning solution. And as cool as that is, what’s really amazing is we also announced that in 2020, we had more than 100% increase year over year in the number of claims that were processed using two or more CCC deep learning solutions. The industry is going to the next level on AI, and we’re helping them get there.

Some of the biggest differentiators in AI are the fact that we have a lot of proprietary data which enables us to create unique models and that we integrate directly into our insurers’ workflows, creating a seamless user experience. Our Smart Estimate product is a great example of both. Writing a traditional estimate can take on average more than 500+ clicks or touches, and Smart Estimate injects AI into the workflows that insurers use every day by prepopulating the repair estimate including parts selection, repair versus replace decisions, and a whole lot more.

It also leverages the thousands of audit rules that insurers have already put in place on our platform to insure accuracy. Our $1 trillion worth of propriety historical data also plays in here. Constantly updated hyperlocal databases that Marc mentioned earlier always keep insurers up to date with accurate decisions and results that are trusted by the entire industry. What I’m most excited about is our straight-through processing solution which we recently announced and will launch later this year. It creates a touchless estimate in the CCC cloud in seconds.

Another huge challenge that carriers face is fraud. It’s estimated that 5-10% of all claims payouts are fraudulent. We are uniquely positioned to help insurers address fraud by combining the $1 trillion dollars of historical data we house, our expansive network, and AI capabilities to create unique fraud tools. Some of the tools we already have in place are geotagging photos and looking at the physics of an accident to determine if the injuries that are actually being claimed are even possible. What’s really interesting is a product we’re rolling out this year which provides the ability to look across multiple insurance carriers for duplicate claims. This solution is unique because it queries in real time and can be integrated directly into the carrier’s workflow so they can take immediate action.

Roughly one in every five claims results in a total loss, and these complex claims take the longest to resolve — almost 70 days on average. That’s because half of all total losses have a loan or a lease, and clearing that with their bank typically involves a ton of phone calls, faxes, and, yes, sometimes even snail mail. This adds potentially hundreds of dollars in costs for the insurer and the lender. In the case of the lender, they may have to mark these loans as delinquent or default, creating even more challenges.

We’ve long been the total loss valuation provider of choice for the insurance industry, now expanding our capabilities to improve customer experience and cycle time for total losses. We do that by enabling lenders to collaborate in real time with our vast insurer network using a single integration so that something that might have taken months to resolve previously can now be done in hours or maybe even touchless in real time. This is an example of how we can extend the CCC network and provide value to multiple participants by connecting them together.

Next up is our repair pillar. Collision repairers across the United States have come to rely on CCC as the cloud platform they use to manage their business and delivery quality repairs. As you’ve heard previously, we are essentially the shop’s operating system, and just like insurers, they’re looking for ways to digitize their customer experience, their internal workflows, and to digitize their connections across the ecosystem.

Let’s start with photo estimating. One of the key aspects of being the top operating system is being the CRM, or customer relationship management solution. And we do that for our collision repair customers across the board. We already send more than 50 million customer communications annually primarily through texts on behalf of our repair customers, and in 2020, we took that to the next level. With our Engage package, we’ve essentially digitized the first consumer touchpoint which is the repair estimate, which traditionally required the consumer to drop off the vehicle at the body shop, sometimes for days, just to get an estimate.

Now consumers can send photos of their damaged vehicles and receive an initial repair estimate without every leaving their home. More than 25% of our repair facility customers adopted the Engage package in 2020 alone. This is a fully integrated marketing and lead gen solution that works for the biggest MSOs in the country plus thousands of SMB repair shops. And what’s cool is the experience doesn’t stop there.

Let’s talk about shop scheduling. After receiving the repair estimate, consumers can schedule their repair appointment digitally by accessing reviews and appointments across CCC’s leading repair network. This same functionality can be initiated by insurers [00:21:12] for their DRP and certified shop programs. We’ve already captured more than 200 million calendar entries into CCC ONE, and now we’re exposing those calendars to consumers and insurers for direct bookings. Consumers are sent status updates to their mobile device in real time and this keeps them engaged digitally throughout the process.

Next on the repair pillar are repair procedures. With all the complexity in vehicles these days, repairers need to deliver quality repairs. Repairers commonly spend hours researching repair procedures for a single vehicle. We make it easier for them to deliver quality repairs with the ability to access repair procedures directly in the same system that they use to write the estimate and manage the rest of the repair operations within their shop. We just recently introduced our next generation of repair methods that will help our customers meet the growing demands of complexity, and we were proud to have General Motors as the first OEM on that new solution.

Electronic parts order. Our parts marketplace is also growing rapidly as Marc mentioned earlier. Nearly half the cost of every repair order is parts. We make it simple for the shops to order the right part at the right time in real time. What’s unique about our solution is that it’s directly integrated into the CCC ONE platform where $13 billion of parts are written on estimates every year. We also tap into supplier management systems of the largest OEM dealers aftermarket and recycle parts providers in real time to access live inventory, and we automate the receipt and reconciliation of invoices in the shop management system. North of a billion dollars of parts are ordered electronically on the platform today, and we are in the early innings.

Let’s talk about the network. Lastly, in addition to our two pillars, we’re innovating to optimize the value of network connections across the ecosystem.

Digital payments. The final example I’ll share is one that we’re really excited about, and that’s digital payments. This is an industry that is still lagging other verticals in the adoption of digital payments, and we’ll be launching our payments platform in the second half of this year to help with this transition. We already process more than $100 billion across our ecosystem today, and we see a huge opportunity to enable digital payments across our network. If you ask anyone in the industry what’s their biggest pain point related to payments, they’ll tell you paper checks and phone calls, and we can output both.

To eliminate checks, you need electronic payment information from everybody that you need to pay, and because we have 300+ insurers, 25,000+ repairers, parts suppliers, and many others, we can let customers enter their payment information once, and have it seamlessly deployed across the network. The phone calls are from people asking quite simply, “Where’s my money?” And again, we can provide payment status directly into the workflow of repairs, lenders, and others because they’re already using our applications. So those phone calls simply can be a thing of the past.

We’re starting with insurer payments and consumers paying repairs, and over time, we will enable payments for more and more of the insurance economy. I should point out that we are partnering with an established payments processor for this, so we can focus on the software layer and leave the rails to people who’ve already built them. The interest from our customer base is strong and we’re excited to bring this to market later this year.

Thanks for joining us today.